Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

Eric S. Siegel eric.siegel@dechert.com +1 215 994 2757 Direct +1 215 655 2757 Fax

August 11, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Murray Corporation

Amendment No. 4 to the Registration Statement on Form S-4

File No. 333-165928

Ladies and Gentlemen:

Edgen Murray Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-4 (Registration No. 333-165928) (the “Registration Statement”). This letter responds to the oral comments of Ms. Rizzo of the staff (the “Staff”) of the Commission made in an August 5, 2010 telephone conversation with me, with respect to Amendment No. 3 to the Registration Statement filed with the Commission on July 22, 2010.

The Company confirms that if the Company forms or acquires a “U.S. subsidiary” during the exchange offer, which under the terms of the indenture governing the notes is required to guarantee the notes, the Company will file a new registration statement to register such guarantee.

If you have any questions, please feel free to contact the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel

cc:	Daniel J. O’Leary

David L. Laxton, III

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